

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2012

<u>Via Email</u>
Mr. James L. Tyler
Chief Financial Officer
The Reserve Petroleum Company
6801 Broadway Ext., Suite 300
Oklahoma City, Oklahoma 73116-9037

> **Re:** **The Reserve Petroleum Company**
> **Form 10-K for the Fiscal Year ended December 31, 2011**
> **Filed March 28, 2012**
> **File No. 0-08157**

Dear Mr. Tyler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended December 31, 2011</u>

<u>Unaudited Supplemental Financial Information, page 31</u>

1.   We note you engaged an independent consulting reservoir engineer to review the reserve calculations of your engineer. Please obtain and file a report from the independent engineer as an exhibit to your Form 10-K with all of the information prescribed in Item 1202(a)(8) of Regulation S-K. You may refer to §154.03 of the Compliance and Disclosure Interpretations for additional guidance on this matter.

Closing Comments

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Tracie Towner at (202) 551-3744, or Jenifer Gallagher at (202) 551-3706, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief